File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FROM ALL PROVISIONS OF THE ACT

_____________________

Allstate Assurance Company

and

Allstate Assurance Company Separate Account B

_____________________

Questions, Communications, Notice and Order to:

Susan Roth, Esq.

Unum Group

1 Fountain Square

Chattanooga, TN 37402

Copies of Communications, Notice and Order to:

Richard T. Choi, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W., Suite 400 East

Washington, D.C. 20007

_____________________

April 12, 2013

_____________________

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

)
In the Matter of	)
)
ALLSTATE ASSURANCE COMPANY	)
)
and	)
)
ALLSTATE ASSURANCE COMPANY	)
SEPARATE ACCOUNT B	)
)
3100 Sanders Road, Suite J5B	)
Northbrook, IL 60062)
)
File No. 812-_____	)
)

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FROM ALL PROVISIONS OF THE ACT

Allstate Assurance Company (the “Company”) and Allstate Assurance Company Separate Account B (the “Separate Account” and, together with the Company, the “Applicants”) hereby request in this application (“Application”) an order of the U.S. Securities and Exchange Commission (“Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Separate Account from all provisions of the Act, subject to the conditions set out below (the “Order”).

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I. STATEMENT OF FACTS

A. The Separate Account

The Separate Account was established as a managed separate account of the Company on August 21, 1967 for the purpose of funding certain variable annuity contracts (the “Contracts”). The Separate Account is registered as an open-end management investment company under the Act.1 Its investment objective is long-term capital growth, which it pursues by investing primarily in a diversified portfolio of common stocks.

Provident Investment Management, LLC (“PIM”), a subsidiary of The Unum Group (“Unum”), serves as the investment adviser to the Separate Account. The Variable Annuity Life Insurance Company (“VALIC”) and The Paul Revere Life Insurance Company (“Paul Revere”) provide administrative services to the Separate Account. A Board of Managers, a majority of which consists of persons who are independent of the Separate Account within the meaning of the Act, currently oversees the Separate Account’s operations.

The Separate Account is one of two investment options available under the Contracts. The other is an unregistered fixed account option that pays a fixed rate of interest (“Fixed Account”). As of December 31, 2012, there were 165 Contract owners, only 67 of whom were invested in the Separate Account. Contract owners may transfer account assets to or from the Fixed Account to the Separate Account but only once every 12 months.

1 File No. 811-7452. Pursuant to Rule 0-4 under the Act, the file is incorporated herein by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

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The Separate Account’s assets have declined every year for over a decade as the result of redemptions. As of December 31, 2012, the Separate Account had only approximately $908,000 in total net assets.

B. Discontinuance of Securities Offering

The public offering of the Contracts under the Securities Act of 1933 (“Securities Act”) was registered in 1967.2 The Company discontinued the public offering of the Contracts in 1984. The Company has not received an additional contribution under the Contracts since November 2006, which was allocated to the Fixed Account option. No contributions or transfers have been allocated to the Separate Account since 2002. The Company has no current intention of resuming the public offering of the Contracts, and conducts no solicitation or marketing activities with respect to the Contracts.

In 2009, in light of all the circumstances, including the declining asset base of the Separate Account, the absence of investor interest, and other factors described below, the Company began taking steps to deregister the Separate Account as an investment company under the Act. To reduce the number of Contract owners investing in the Separate Account so that it could qualify for deregistration pursuant to Section 8(f) of the Act, the Company offered Contract owners a one-time, 10% bonus if they elected to (a) withdraw their balance from the Separate Account, (b) transfer their balance to the Fixed Account or, (c) receive fixed annuity payments instead of variable annuity payments (for those Contract owners currently receiving annuity payments). At a special meeting held on June 19, 2009, Contract owners voted to approve the filing of an application to terminate the Separate Account’s registration as an investment company.

2 File No. 33-57340. Pursuant to Rule 0-4 under the 1940 Act, the file is incorporated herein by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

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II. REQUEST FOR EXEMPTION

Applicants respectfully request that the Commission, pursuant to Section 6(c) of the Act, issue an Order granting an exemption from all provisions of the Act. Applicants believe, based on the grounds set out under Section II.B. below, that the requested exemption meets the standards of Section 6(c) of the Act.

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A.	Applicable Law - Section 6(c)

Section 6(c) of the Act authorizes the Commission to “conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from the provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act.]”

B.	Grounds For Relief

For the reasons stated below, Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 3(c)(1) of the Act makes clear that Congress intended to exclude from the Act entities in which there is no significant public interest.3 As noted above, only 67 Contract owners are currently invested in the Separate Account, well below the 100 person limit of Section 3(c)(1). In addition, the Company ceased the public offering of the Contracts in 1984 and has not offered or sold a Contract in nearly 30 years. Likewise, the Separate Account has not received any additional Contract owner money in over a decade. No salesperson is engaged in any solicitation or marketing activity with respect to the Contracts or the Separate Account, and no compensation is being paid for any such activity. The Company has no intention of resuming sales of the Contracts or encouraging any investments in the Separate Account and will not do so if the Order is granted. Although the terms and conditions of the security instrument, i.e., the Contract, permit Contract owners to make future allocations to the Separate Account, the Separate Account’s historical experience strongly suggests that the likelihood of receiving any such allocation is remote. One reason for this is the fact that under the Contract, Owners Contract transfers to or from the Separate Account are limited to no more than once each Contract Year (a period of 12 months from the effective date of the Contract or after any subsequent Contract anniversary).

3 25 H.R. Rep. No. 1341, 96th Cong., 2d Sess. 35 (1980); S. Rep. No. 958, 96th Cong., 2d Sess. 20 (1980). (“Section 3(c)(1) was intended to exclude from the Act private companies in which there is no significant public interest and which are therefore not appropriate subjects of federal regulation.”)

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In addition, Contract owners do not need the protections afforded by the Act and voted in 2009 to approve the Company’s filing of an application to terminate the Separate Account’s registration under the Act. Contract owners are adequately protected by the fact that their longstanding relationship with the Company of nearly 30 years is established by the terms and conditions of the Contracts, which may not be changed without Contract owner approval except where permitted or required by applicable law.  The Contracts, among other things, fix the fees and charges associated with the Separate Account, thus distinguishing the Separate Account from mutual funds whose expenses can change periodically.  The Contracts also confer upon owners the right to receive at least annually a statement (a) reflecting the investment results for the prior year, (b) listing the investments of Separate Account B as of the date of the statement, and (c) reflecting the value of the accumulation units credited to the Contract.  Contract owners, therefore, would continue to receive after deregistration financial information regarding the Separate Account of a type similar to the separate account financial information required in a prospectus.  In addition, the Contracts are governed by and administered according to state insurance law. The requested relief also would be subject to the conditions described in Section IV., below.

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Furthermore, there is very little Contract owner interest in the Separate Account. The last time a premium was received under a Contract was in November 2006, and the last time a premium or transfer was allocated to the Separate Account was in 2002.   The Separate Account’s assets have been declining due to redemptions for the past several years and are likely to continue to decline as the result of redemptions.

Granting the requested relief would enable Applicants to avoid the difficulties of trying to efficiently manage the Separate Account in compliance with the diversification and other requirements of the Act as assets dwindle down to zero. Granting the requested relief also would enable Applicants to avoid the significant ongoing legal, accounting, and other costs of maintaining a registered investment company, which costs currently exceed the amount of revenues generated by the fees under the Contracts.

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III. APPLICABLE PRECEDENT

The Commission has granted exemptions pursuant to Section 6(c) of the Act from all provisions of the Act to entities that represented they were and would remain private investment companies, consistent with Section 3(c)(1) of the Act, notwithstanding the fact that they had or would exceed the 100 beneficial owner limit of Section 3(c)(1).4 The Commission staff also has granted no-action relief to allow a life insurance company to deregister under the Act, to continue to maintain its variable annuity separate account (which funded fewer than 100 individually owned variable annuity contracts) without registration under the Act, and to receive purchase payments on outstanding variable annuity contracts funded by such separate account without registration under the Securities Act.5

Contract owners will continue to be protected, inasmuch as the Contracts will continue to be governed by and administered in accordance with state insurance laws, as well as the other terms and conditions of this Application. Moreover, Applicants believe that the level of public interest in the Separate Account is well below the level that, under the provisions and policies of Section 3(c)(1), would require the Separate Account to remain subject to the Act. Thus, Applicants believe that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4See, e.g., Pitcairn Group (File No. 812-9694), Investment Company Act Release No. 21525 (Nov. 20, 1995) (notice); Investment Company Act Release No. 21616 (Dec. 20, 1995) (order); Bessemer Securities Corporation (File No. 812-7752), Investment Company Act Release No. 18529 (Feb. 5, 1992) (notice); Investment Company Act Release No. 18594 (Mar. 3, 1992) (order).

5 AEtna Variable Annuity Life Insurance Company, SEC Staff No-Action Letter (June 17, 1974).

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IV. PROPOSED CONDITIONS

To the extent required by the Commission, Applicants consent to the following conditions:

1.	The Company will continue to be responsible for satisfying all the obligations to such Contract owners as specified under the terms of their Contracts. In addition, promptly after receipt of the Order requested by this Application, the Company will deliver a written document to Contract owners with assets in the Separate Account which will state that the Order has been issued; that, consequently, certain legal protections afforded to Contract owners allocating assets to an investment company registered under the Act no longer apply to them; that, nevertheless, the terms and conditions of such Contracts have not changed; and that the Company continues to be responsible for satisfying all the obligations to such Contract owners as specified under the terms of their Contracts.

2.	The Company will continue to be responsible for maintaining records of the values under each owner’s Contract, providing periodic and transaction (as appropriate) statements to Contract owners, and all other administrative functions in connection with the Separate Account. As in the past, the Company may retain one or more administrators to provide such services, but the Company will remain ultimately responsible therefor.

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3.	The Separate Account will at all times continue to be operated in the manner contemplated by Rule 0-1(e)(1) and (2) under the Act (notwithstanding that, when it is no longer registered under the Act, there will be no legal need for the Separate Account to comply with Rule 0-1(e)(1) and (2)). Specifically:

(a) the Separate Account will continue to be an account established and maintained by an insurance company pursuant to the laws of a state or territory of the United States under which income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the insurance company,

(b) the Separate Account shall be legally segregated and the assets of the Separate Account will, at the time during the year that adjustments in the reserves are made have a value at least equal to the Company’s reserves and other contract liabilities with respect to the Separate Account, and, at all other times, will have a value approximately equal to or in excess of such reserves and liabilities, and

(c) that portion of the Separate Account’s assets having a value equal to such reserves and contract liabilities will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4.	The Company and the Separate Account will operate in compliance with applicable state insurance law, including but not limited to filing audited financial statements of the Company and the Separate Accounts with the insurance department of the Company’s domiciliary state.

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5.	The Company will provide Contract owners invested in the Separate Account with copies of the annual audited financial statements of the Company and the Separate Account.

6.	The Company and the Separate Account will not solicit additional contributions from Contract owners, or resume the sale of Contracts, and will not use the Separate Account to issue any other annuity contracts that would require the Separate Account to be registered under the Act unless so registered.

7.	The Separate Account will not engage in securities trading except as required to perform its obligations under the Contract.

8.	If the number of Contract owners invested in the Separate Account at any time exceeds 100, the Company will register the Separate Account under the Act.

9.	The Separate Account will continue to maintain the books and records required by Rules 31a-1 and 31a-2 under the Act.

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V. CONCLUSION

Applicants submit, based on the grounds stated herein, that their exemptive request meets the standards set out in Section 6(c) of the Act and that the Commission, therefore, should grant the requested Order.

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AUTHORIZATION

Under the Certificate of Incorporation and By-Laws of Allstate Assurance Company (the “Company”), its business and affairs are to be conducted by its Board of Directors. In accordance with the aforesaid Certificate and By-Laws, resolutions were adopted by a vote of the Board of Directors of the Company authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application. Copies of these resolutions are filed herewith as Exhibit A. The Company has caused this Application to be duly signed, in the City of Northbrook and State of Illinois on the 12th day of April, 2013.

ALLSTATE ASSURANCE COMPANY

By:	/s/ Angela Fontana

Title:	Vice President, General Counsel and Secretary

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VERIFICATION

The undersigned states that (i) she has executed the attached application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“Application”) on behalf of Allstate Assurance Company, (ii) she is the Vice President, Secretary, and General Counsel of Allstate Assurance Company, and (iii) all action by the members of the Board of Directors of the Company necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned also states that she is familiar with the Application, and the contents thereof, and that the facts set forth in the Application are true to the best of her knowledge, information, and belief.

/s/ Angela Fontana
Vice President, General Counsel and Secretary
Allstate Assurance Company

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AUTHORIZATION

Under the Rules and Regulations of Allstate Assurance Company Separate Account B (“Separate Account”), its business and affairs are to be conducted by its Board of Managers. In accordance with such Rules and Regulations, the Board of Managers adopted resolutions authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this Application. Copies of these resolutions are filed herewith as Exhibit B. The Separate Account has caused this Application to be duly signed, in the City of Chattanooga and State of Tennessee on the 11th day of April, 2013.

ALLSTATE ASSURANCE COMPANY
SEPARATE ACCOUNT B

By:	/s/ Susan Roth
Susan N. Roth

Title:	Secretary, Allstate Assurance Company
Separate Account B

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VERIFICATION

The undersigned states that (i) she has executed the attached application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (“Application”) on behalf of Allstate Assurance Company Separate Account B, (ii) she is the Secretary of Allstate Assurance Company Separate Account B, and (iii) all actions by security holders, the Board of Managers, and any other body necessary to authorize the undersigned to execute and file the Application have been taken. The undersigned also states that she is familiar with the Application, and the contents thereof, and that the facts set forth in the Application are true to the best of her knowledge, information, and belief.

/s/ Susan Roth
Susan N. Roth, Secretary
Allstate Assurance Company Separate Account B

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EXHIBIT LIST

Exhibit A: Resolutions of Board of Directors of Allstate Assurance Company

Exhibit B: Resolutions of Board of Managers of Allstate Assurance Company Separate Account B

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EXHIBIT A

CERTIFIED COPY OF RESOLUTIONS OF BOARD OF DIRECTORS

I, Angela K. Fontana, Secretary of Allstate Assurance Company (the "Company"), hereby certify that the following is a true, complete, and correct copy of resolutions of the Board of Directors of the Company adopted on April 5, 2013:

RESOLVED, that the appropriate officers of Allstate Assurance Company (the "Company") and each of them, with full power to act without the others, are hereby severally authorized to prepare, execute, and file with the Securities and Exchange Commission (the "Commission") on behalf of the Company and/or its Separate Account B (the "Account") any applications and any amendments thereto as may be necessary or appropriate to obtain a Commission order granting approval, exemption, or other relief from any and all provisions of the Investment Company Act of 1940 as amended ("1940 Act") in order to terminate the registration of the Account under the 1940 Act.

FURTHER RESOLVED, that the appropriate officers of the Company and each of them, with full power to act without the others, are hereby severally authorized and directed on behalf of the Company and the Account to take any and all actions (including, but not limited to, the preparation, execution, filing, and delivery of any other documents and papers) as each such officer in his or her discretion deems necessary, appropriate, or desirable under any federal or state law or regulation to carry out the foregoing resolution.

IN WITNESS WHEREOF, I set my hand and affix the official seal of the Company on April 12, 2013.

/s/ Angela K. Fontana
Angela K. Fontana Secretary

[Seal]

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EXHIBIT B

CERTIFICATION

I, Susan N. Roth, Secretary of Allstate Assurance Company Separate Account B, hereby certify that the attached is a true and correct copy of the resolutions as adopted by the Board of Managers at a meeting duly called and held on February 11, 2013, and such resolutions are in full force and effect.

IN WITNESS WHEREOF, I have hereunto subscribed my signature as Secretary on this 11th day of April, 2013.

/s/ Susan N. Roth
Susan N. Roth, Secretary

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APPROVAL TO FILE EXEMPTIVE APPLICATION

RESOLVED, that officers of the Separate Account are hereby authorized to prepare, execute, and file with the Securities and Exchange Commission (the "Commission") on behalf of the Separate Account any applications and any amendments thereto necessary to obtain an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemption from any and all provisions of the Act, subject to such conditions as the Commission may reasonably require; and

FURTHER RESOLVED, that the officers of the Separate Account are hereby authorized and directed to take any and all actions deemed necessary or appropriate or desirable, in their judgment and discretion, to carry out the foregoing resolution.

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